UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REALPHA TECH CORP.

Full Name of Registrant

Former Name if Applicable

6515 Longshore Loop, Suite 100

Address of Principal Executive Office (Street and Number)

Dublin, Ohio 43017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

reAlpha Tech Corp. (the “Registrant,” “we,” “us” or “our”) has determined that it is not able to file its quarterly report on Form 10-Q for the period ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Registrant requires additional time to allow its auditor to complete the review of its condensed consolidated financial statements and related portions of the Form 10-Q. The Registrant presently expects to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Piyush Phadke	(707)	732-5742
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that revenues will be $925,635 for the three months ended March 31, 2025 compared to $20,426 for the three months ended March 31, 2024, an increase of approximately 4,432%. Our revenues currently consist of the revenues generated in our technology services segment that we receive directly from, or from services related to, our technologies and acquired companies. This increase in revenue was primarily driven by revenue generated by Debt Does Deals, LLC (d/b/a Be My Neighbor) (“Be My Neighbor”) and GTG Financial, Inc. (“GTG Financial”) and AiChat Pte Ltd.’s (“AiChat”) conversational AI technology offered to enterprise clients. Be My Neighbor and GTG Financial generated $386,594 through mortgage brokerage transactions, which included loan origination fees, broker commissions, and processing fees, while AiChat generated $109,552 from subscription fees for its AI conversational technologies.

We expect that cost of revenue will be $406,968 for the three months ended March 31, 2025, compared to $18,249 for the three months ended March 31, 2024, an increase of approximately 2,130%. This increase was primarily driven by the integration of GTG Financial into our operations of $217,609, which primarily includes direct expenses associated with delivering our loan brokerage services and technology solutions, such as compensation-related expenses for roles supporting loan origination and customer interactions.

We expect that operating expenses will be $2,940,925 during the three months ended March 31, 2025, compared to $1,308,835 for the three months ended March 31, 2024, an increase of approximately 125%. This increase in operating expenses was primarily driven by the integration of the newly acquired businesses within the technology segment, including Be My Neighbor and GTG Financial. A significant portion of this increase is attributed to salaries of the employees from our recent acquisitions, which salary expenses amounted to $803,435, marketing and advertising expenses related to our advertising campaign of $442,155 and professional and legal services expenses of $347,261 incurred in connection with our recent acquisitions.

We expect that other expenses will be $428,093 for the three months ended March 31, 2025, compared to $111,548 for the three months ended March 31, 2024, an increase of approximately 284%. This increase was primarily driven by the interest accrued on that certain secured promissory note (the “Note”), which was issued to Streeterville Capital, LLC pursuant to that certain Purchase Agreement, dated August 14, 2024, in the amount of $113,542, the amortization expense of the original issue discount of the Note in the amount of $72,501 and the amortization expense of the commitment fee related to our equity facility with GEM Yield Bahamas Limited and GEM Global Yield LLC SCS in the amount of $125,000.

We believe that our results contained herein for the period ended March 31, 2025 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Registrant’s expected financial results for the period ended March 31, 2025. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

reAlpha Tech Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2025	By:	/s/ Piyush Phadke
Piyush Phadke
Chief Financial Officer

4